UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

DYNARESOURCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

Matthew K. Rose

1110 Post Oak Place

Westlake, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268073 10 3

1.	Names of Reporting Person Golden Post Rail, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 655,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 655,361
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 22,246,654 shares of Common Stock outstanding as of March 31, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, that was filed by the Issuer with the Securities and Exchange Commission on April 17, 2023.

CUSIP No. 268073 10 3

1.	Names of Reporting Person Matthew K. Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,946,840 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,946,840 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,840 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% (2)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)	Includes (i) 291,479 shares of Common Stock held by Matthew K. Rose, (ii) 655,361 shares of Common Stock held by Golden Post and (iii) 2,000,000 shares of Common Stock held by MKR GRAT.
(2)

Based upon 22,246,654 shares of Common Stock outstanding as of March 31, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, that was filed by the Issuer with the Securities and Exchange Commission on April 17, 2023.

CUSIP No. 268073 10 3

1.	Names of Reporting Person MKR 2022 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (1)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)

Based upon 22,246,654 shares of Common Stock outstanding as of March 31, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, that was filed by the Issuer with the Securities and Exchange Commission on April 17, 2023.

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended (as amended, the “Schedule 13D”), filed with the Securities and Exchange Commission (“SEC”) by Golden Post Rail, LLC, a Texas limited liability company (“Golden Post”), and Matthew K. Rose, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any shares of Common Stock other than as set forth in this Item 5.

(c) The Reporting Persons have not effected any transactions in the class of securities reported on during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“On April 19, 2023, the Issuer, Koy W. Diepholz (“Diepholz”), Golden Post and MKR GRAT entered into a Multi-Party Agreement (the “Multi-Party Agreement”). Diepholz is the Issuer’s Chief Executive Officer and Chairman of the Issuer’s Board of Directors.

The principal terms of the Multi-Party Agreement are as follows:

•

Diepholz agreed to sell to the Issuer, and the Issuer agreed to redeem and purchase from Diepholz, all of the 1,000 outstanding shares (the “A Shares”) of the Issuer’s Series A Preferred Stock (the “Series A Stock”) held by Diepholz for a price of $1,250,000. The Series A Stock carried the right to elect a majority of the Issuer’s Board of Directors. Upon the redemption of the A Shares, the Issuer agreed to retire the A Shares, not to issue or sell any Series A Stock in the future, and not to create or issue any other class or series of preferred stock having the right to elect a majority of the Issuer’s Board of Directors without approval of the Issuer’s Board of Directors (including the director appointed by the holders of the Series C Preferred Stock (the “Series C Director”).

•	Within 90 days after closing of the Multi-Party Agreement, the Issuer will seek stockholder approval to amend its Certificate of Incorporation to eliminate the Series A Stock.

•

The Issuer will enter into executive employment agreements (the “Employment Agreements”) with its key executives – Diepholz, Rene Mladosich, Jose Vargas, and License Santos (collectively, the “Executives”) – that include the following primary terms:

•	A term of four years, terminating on December 31, 2026.

•	Specified base salaries for each of the Executives, ranging from $150,000 to $300,000 per year, subject to annual adjustment as specified in the Agreement.

•	Discretionary bonus opportunities of up to 100% of base salary for Diepholz and up to 50% of base salary for the other Executives.

•

Severance equal to the remaining base salary and target bonus for any Executive terminated by the Company without Cause (as defined in the relevant Employment Agreement) or by the Executive for Good Reason (as defined in the relevant Employment Agreement).

•

Prior to the redemption of the A Shares, Diepholz agreed to vote the A Shares to elect Ronald Vail as a fourth independent member of the Issuer’s Board of Directors, resulting in the Issuer having a majority-independent Board of Directors.

•

The Issuer will create an Audit Committee, consisting of three or more independent members of its Board of Directors, one of which must be the Series C Director as long as Golden Post has the right to appoint the Series C Director.

•

The Issuer will create a Nominating Committee, consisting of (a) all of the independent members of the Board of Directors, including the Series C Director as long as Golden Post has the right to appoint the Series C Director; and (b) the Chief Executive Officer, as long Diepholz holds that position and is serving as a director.

•	The Issuer will hold its annual meeting of stockholders within 90 days following closing of the Multi-Party Agreement.

•	Golden Post released all claims known as of the date of the Multi-Party Agreement against the Issuer and Diepholz for breach of the Purchase Agreement.

•	Golden Post and MKR GRAT agreed to a one-time waiver of their respective anti-dilution protections with respect to certain equity awards approved by the Issuer’s Compensation Committee.

•	Diepholz agreed to transfer his one share of DynaResource de Mexico, SA de CV (“Dyna Mexico”) to a newly formed subsidiary of the Issuer.

•

Diepholz agreed to certain limitations on his authority as the attorney-in-fact of Dyna Mexico to ensure that Dyna Mexico’s corporate actions are subject to appropriate oversight by the Dyna Mexico Board of Directors under the ultimate supervision of the Issuer’s Board of Directors.

•	The Issuer agreed to reimburse Golden Post for its legal fees in connection with the matters covered by the Multi-Party Agreement in an amount not to exceed $30,000.

The foregoing description of the Multi-Party Agreement is qualified in its entirety by reference to the full text of the Multi-Party Agreement, a copy of which is attached hereto as Exhibit 99.19 and incorporated herein in its entirety by reference. The representations, warranties and covenants contained in the Multi-Party Agreement were made only for purposes of the Multi-Party Agreement and as of specific dates, were solely for the benefit of the parties to the Multi-Party Agreement, and may be subject to limitations agreed upon by the contracting parties.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits to this Schedule 13D:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of March 28, 2023, by and between Golden Post Rail, LLC, Matthew K. Rose and MKR 2022 Grantor Retained Annuity Trust, incorporated by reference to Exhibit 99.1 to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on March 29, 2023.

99.2	Securities Purchase Agreement, dated as of May 6, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC and Koy W. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.4	Promissory Note, dated as of May 6, 2015, made by DynaResource, Inc. to Golden Post Rail, LLC, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.5	Limited Consent Agreement, effective as of June 17, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.6	Registration Rights Agreement, dated as of June 30, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.7	Co-Sale Agreement, dated as of June 30, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC, and certain stockholder signatories thereto, incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.8	Certificate of Designations of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.9	Warrant, dated June 30, 2015, incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.10	Certificate of Increase of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.11	Warrant, dated May 13, 2020, incorporated by reference to Exhibit 4.7 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.12	Note Purchase Agreement, dated as of May 14, 2020, by and among DynaResource, Inc., Golden Post Rail, LLC and the other parties listed on Exhibit A thereto, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.13	Convertible Promissory Note, dated May 14, 2020, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.14	Certificate of Designations of Series D Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.15	Warrant, dated May 14, 2020, incorporated by reference to Exhibit 4.3 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.16	Amended and Restated Registration Rights Agreement, dated as of May 14, 2020, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.8 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.17	Warrant Exercise Agreement, dated as of June 28, 2022, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.17 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on June 30, 2022.

99.18	Assignment Agreement, dated as of July 28, 2022, by and between Golden Post Rail, LLC, Matthew K. Rose and MKR 2022 Grantor Retained Annuity Trust, incorporated by reference to Exhibit 99.18 to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on March 29, 2023.

99.19	Multi-Party Agreement, dated as of April 19, 2023, by and between DynaResource, Inc., Golden Post Rail, LLC, MKR 2022 Grantor Retained Annuity Trust and K.D. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 25, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2023

Matthew K. Rose

By:	/s/ Matthew K. Rose
Name:	Matthew K. Rose

Golden Post Rail, LLC

By:	/s/ Matthew K. Rose
Name:	Matthew K. Rose
Title:	Manager, President, Secretary and Treasurer

MKR 2022 Grantor Retained Annuity Trust

By:	/s/ Matthew K. Rose
Name:	Matthew K. Rose
Title:	Trustee